# International Lease Finance Corporation



## With Maturities of 9 Months or More from Date of Issue

Registration No.            333-100340

Filed Pursuant to Rule     424 (b) (3)

Pricing Supplement No.     53

(To Prospectus dated April 15, 2003 and Prospectus Supplement dated April 15, 2003)

The date of this Pricing Supplement is     September 20, 2004

Trade Date:   09/20/04            Issue Date:   09/23/04

| CUSIP Number | Stated Interest Rate per Annum | Maturity Date | Interest Payment Frequency | First Interest Payment Date | Subject to Redemption | Redemption Date and Terms |
|---|---|---|---|---|---|---|
| 45974EGB6 | 3.25% | 09/15/07 | Monthly | 10/15/04 | No | N/A |
| 45974EGC4 | 3.70% | 02/15/09 | Monthly | 10/15/04 | No | N/A |

[Additional columns below]

[Continued from above, first column repeated]

| CUSIP Number | Aggregate Principal Amount | Price to Public | Discounts and Commissions | Net Proceeds to Issuer | Maximum Reallowance | Survivor's Option | OID Note | Other Material Terms |
|---|---|---|---|---|---|---|---|---|
| 45974EGB6 | $3,199,000 | 100% | 0.64% | $3,178,526.40 | $1.50 | Yes | No | N/A |
| 45974EGC4 | $525,000 | 100% | 1.05% | $519,487.50 | $1.50 | Yes | No | N/A |

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.